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                                                                    Exhibit 21.1

                              List of Subsidiaries

1.       Aeolus Pharmaceuticals, Inc., a Delaware corporation.

2.       Incara Cell Technologies, Inc., a Delaware corporation.

3. Incara Development, Ltd., a Bermuda corporation of which the Registrant owns 80.1% of the equity capital.

4. CPEC LLC, a Delaware limited liability company of which the Registrant owns 35% of the equity capital.